U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011.

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KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

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ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)
45 St. Clair West, Suite 400, Toronto, Ontario, Canada M4V 1K9
(Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description

99.1	Notice of Meeting and Management Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: May 3 2011	By:	"Larry G. Swets, Jr."
President and Chief Executive Officer

	By:	"William Hickey, Jr."
Executive Vice President and Chief Operating Officer and Chief Financial Officer